CENTER TELECOM
JOINT-STOCK CENTRAL TELECOMMUNICATION COMPANY
Degtiarny per., 6/2, Moscow, GSP-3, 125993, Russia Phone: +7(095) 209-33-25. Fax: +7 (095) 209-30-07. E-mail: info@centertelecom.ru

ref.№ 08-15/286 date 25.12.2006 pages incl. cover

07020066

Securities and Exchange Commission
Office of International Finance,
Corporate Finance Division
450 Fifth Street, N.W.
Washington, D.C.20549, U.S.A.

SUPPL

Dear Sirs!

Pursuant to the Deposit Agreement of September 4, 2001 as revised and amended on December 10, 2001 JSC CenterTelecom submits to the US Securities and Exchange Commission the following public reports and documents required by the Russian Law or otherwise under Rule 12g3-2(b) in accordance with the Exchange Act of 1934.

Attachments:

1. About the dates to meet the Issuer's obligations towards holders of its securities.
2. About fulfillment of obligations on offer.
3. About upgrade of OJSC «CenterTelecom» Corporate Governance Score.
4. About connection of schools to Internet.
5. About changes in the Management Board of the Company.
6. About position of OJSC «CenterTelecom» in the list of the best Russian public companies.
7. OJSC «CenterTelecom» among 20 most transparent Russian companies.

Sincerely,

General Director S.V. Pridantsev

PROCESSED
JAN 0 5 2007
THOMSON FINANCIAL

RECEIVED
2007 JAN -3 P 12:26
OFFICE OF INTERNATIONAL CORPORATE FINANCE

RECEIVED

2007 JAN -3 P 12:26

OFFICE OF INTERNATIONAL CORPORATE FINANCE

CENTER TELECOM

Company news

CenterTelecom entered list of best Russian public companies

Moscow, December 7, 2006. CenterTelecom took 29 position according to the results of the research of Russian companies publicity, shares of which are trade at the RTS, MICEX, London and New-York stock exchanges, conducted by «Sekret Firmy» magazine.

At the first stage of the companies survey the movement of prices for the shares of the Russian participants of stock markets within the period from October 3, 2005 to October 3, 2006 was analyzed. The conducted assessment allowed to select 50 issuers, the prices for shares of which during the mentioned period had showed the highest growth rate with the trade volume of at least 20 million rubles. At the second stage of the survey the leading industry analytics of the Russian and foreign investment funds analyzed the key financial and economic indexes of the leading companies in compliance with 8 criteria, which included company's position in industry, business geography, level of business diversification, quality of financial management and structure of stock capital and investment attractiveness of company.

During the further analysis of expert appraisals, for each participant of the rating the average score for companies ranking and coefficient of ideality showing at what extent the final result differs from the maximum possible were defined. The leaders of the rating also became enterprises from banking, energy, petrochemical, transport and other sectors of the economy, including Saving Bank of Russia, «Aeroflot – Russian airlines», MMC «Norilsk Nickel», RAO UES of Russia, KAMAZ, OJSC «Rostelecom» etc.

Making comments on the results of the survey General Director of OJSC «CenterTelecom» Sergei Pridantsev noted that the position, which had been taken by CenterTelecom in the list of the best public companies allowed to speak about positive assessment of the reforms under way in the Company by the representatives of the stock market and analytics.

For details contact:
Director of Public and Investors Relations Department
Yana Lavrentyeva
+7 (495) 793-2486
e-mail: pr@centertelecom.ru
www.centertelecom.ru

***

OJSC «CenterTelecom» is the largest fixed-line telecommunication company operating in the Central Federal District, where more than 20% of the Russian population live. The Company provides citizens with the wide range of telecommunication services, including local and intraareal telephone communication services, high speed Internet access via xDSL technology, data transmission, wireline and on-air radio broadcasting, cable TV broadcasting and also provides connection services and traffic processing services to other communication operators. Quality Management System of OJSC «CenterTelecom» was certified as complying with the requirements of the State Standard GOST R ISO 9001-2001 (International Standard ISO 9001:2000). The Company actively develops broadband multiservice backbone networks and customer access networks on the basis of cutting-edge telecommunication technologies.

CENTER TELECOM

RECEIVED

2007 JAN -3 P 12:46

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Company news

RTCOMM and CenterTelecom will connect to Internet 11 373 schools of the Central Federal District

Moscow, November 24, 2006. RTCOMM and OJSC «CenterTelecom» will provide 11 373 educational institutions of the Central Federal District with Internet access in 2006-2007.

In September of 2006 for implementation of the national project «Education» the RF Ministry of Education and Science together with the RF Ministry of Information Technologies and Communication held tender in order to choose the project contractor, which will provide 52 940 Russian educational institutions with Internet access. According to the results of the tender, the project contractor is to be the national communication operator «RTCOMM», which will provide educational institutions with round-the-clock unlimited Internet access till the end of 2007. According to the terms and conditions of the agreement concluded with RTCOMM, CenterTelecom with its highly developed telecommunication infrastructure in 17 of the Central Russia will render Internet traffic transit services within «last mile» from the educational institutions to the Internet access nodes at the speed of at least 128 Kbit/s.

In the course of the agreement implementation, in 2006 OJSC«CenterTelecom» plans to provide broadband access to the Global Network via high-speed technology ADSL 2+ and with the speed of incoming traffic of 128 Kbit/s to 4 648 schools of the CFD and 6 725 educational institutions in 2007.

General Director of OJSC «CenterTelecom» Sergei Pridantsev noted that the participation in the national project «Education» would become one of the Company's business priorities in 2007. «Today it is difficult to overestimate the role of information technologies for education. Information and communication technologies open truly unlimited world of global science for schoolchildren and help to form a new type of thinking - the thinking of a man of information community age. And I'm glad that CenterTelecom has opportunity to participate in implementation of such amplitudinous project», - he said.

For details contact:
Director of Public and Investors Relations Department
Yana Lavrentyeva
+7 (495) 793-2486
e-mail: pr@centertelecom.ru
www.centertelecom.ru

Head of Public Relations Service of
RTCOMM
Natalya Ananyeva
+ 7 (495) 980-01-70
info@rtcomm.ru

***

OJSC «CenterTelecom» is the largest fixed-line telecommunication company operating in the Central Federal District, where more than 20% of the Russian population live. The Company provides citizens with the wide range of telecommunication services, including local and intraareal telephone communication services, high speed Internet access via xDSL technology, data transmission, wireline and on-air radio broadcasting, cable TV broadcasting and also provides connection services and traffic processing services to other communication operators. Quality Management System of OJSC «CenterTelecom» was certified as complying with the requirements of the State Standard GOST R ISO 9001-2001 (International Standard ISO 9001:2000). The Company actively develops broadband multiservice backbone networks and customer access networks on the basis of cutting-edge telecommunication technologies.

RTCOMM is a national communication operator and leader in the segment of dedicated Internet access services provision controlling over 50% of the Russian operator Internet access services market. As a provider of complete infocommunication solutions RTCOMM renders services to communication operators and Internet providers as well as corporate clients. Backbone network of RTCOMM is built on the basis of MPLS/VPN technology and is the most branched IP-network in Russia.

Data-Centers of RTCOMM are situated in Moscow, Novosibirsk and Rostov-on-Don. Regional representative offices: RTComm-Siberia, RTComm -South, BashRTComm.

Company news

Standard & Poor's upgraded Corporate Governance Rating of OJSC «CenterTelecom»

Moscow, November 23, 2006. International rating agency Standard & Poor's raised Corporate Governance Score (CGS) of OJSC «CenterTelecom» from CGS – 4+ to CGS – 5 on the International Scale and from CGS – 4.9 to CGS – 5.0 on the Russian National Scale.

Credit rating upgrade is related to the increase of the score on the «Financial transparency, disclosure and audit» component from 4/4.5 to 5/5.3 in connection with the positive changes in the practice of information disclosure about the tax claims at the amount of about 85.5 million dollars asserted to the Company in April of 2006. According to Standard & Poor's experts, OJSC «CenterTelecom» Management made sufficient comments on the tax claims asserted to the Company in mass media, which allowed investors and analytics to assess their essence and risks related to them.

Analytics of the agency assess CGS of OJSC «CenterTelecom» by four components of the analysis on the International and the Russian National Scales — with gradation of score from 1 to 10:

- Ownership structure and external influences - 4/4.6
- Shareholder rights and stakeholder relations - 7/7.0
- Financial transparency, disclosure, and audit - 5/5.3 (upgraded from 4/4,5)
- Board structure and effectiveness - 4/4.3

Making comments on the decision of the rating agency, General Director of OJSC «CenterTelecom» Sergei Pridantsev noted that the upgrade of CGS on the International and Russian Scales gave positive assessment of the reforms conducted in CenterTelecom and aimed at the achievement of the Company's corporate governance correspondence with the high world standards. «Policy of the maximum transparency, openness and accessibility of all interested persons to the core information implemented by OJSC «CenterTelecom» will result in the Company's rating upgrade in the future», - he said.

For details contact:
Director of Public and Investors Relations Department
Yana Lavrentyeva
+7 (495) 793-2486
e-mail: pr@centertelecom.ru
www.centertelecom.ru

***

OJSC «CenterTelecom» is the largest fixed-line telecommunication company operating in the Central Federal District, where more than 20% of the Russian population live. The Company provides citizens with the wide range of telecommunication services, including local and intraareal telephone communication services, high speed Internet access via xDSL technology, data transmission, wireline and on-air radio broadcasting, cable TV broadcasting and also provides connection services and traffic processing services to other communication operators. Quality Management System of OJSC «CenterTelecom» was certified as complying with the requirements of the State Standard GOST R ISO 9001-2001 (International Standard ISO 9001:2000). The Company actively develops broadband multiservice backbone networks and customer access networks on the basis of cutting-edge telecommunication technologies.

RECEIVED
2007 JAN -3 P 12:46
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company news

CenterTelecom is among 20 most transparent Russian companies

Moscow, November 10, 2006. According to the results of the annual survey of the Russian companies' information transparency conducted by Standard&Poor's, OJSC «CenterTelecom» was included in the list of leaders and took the 19th place among 70 Russian participants of the survey. The total level of information transparency of CenterTelecom in 2006, according to the assessment of the agency's experts, made 62%.

For its survey Standard & Poor's chose Russia's largest public companies, which have the most liquid shares and had passed the listing at the Moscow Interbank Currency Exchange (quoted lists «A» of the 1st and 2nd level). During the analysis, the level of information transparency of three main public sources were being estimated: annual reports, web sites and the reports filed to the governing bodies. The supplementary element of this year survey became the analysis of the corporate governance structures of the Russian companies. The methodology of the survey is based on 106 criteria arranged into three groups: ownership structure and shareholders rights, financial and operating information, structure and procedure of Board of Directors and management activities.

Transparency rating of OJSC «CenterTelecom»

Position			Total score, %			Transparency level by components		
2006	2005	2004	2006	2005	2004	Ownership structure and shareholders rights, %	Financial and operating information, %	Structure and procedures of Board of Directors and management, %
19	13	10	62	63	62	64	62	61

Making comments on the results of the survey, General Director of OJSC «CenterTelecom» Sergei Pridantsev noted, that development of the conversation with financial and investment community is one of the first-priority tasks for OJSC «CenterTelecom». «Information transparency is one of the most important elements of the investors confidence forming. We are trying to correspond to the highest world standards of transparency increasing the level of information transparency and the quality of corporate governance with due consideration of the leading international experts opinion», - he said.

For details contact:
Director of Public and Investors Relations Department
Yana Lavrentyeva
+7 (495) 793-2486
e-mail: pr@centertelecom.ru
www.centertelecom.ru

***

OJSC «CenterTelecom» is the largest fixed-line telecommunication company operating in the Central Federal District, where more than 20% of the Russian population live. The Company provides citizens with the wide range of telecommunication services, including local and intraareal telephone communication services, high speed Internet access via xDSL technology, data transmission, wireline and on-air radio broadcasting, cable TV broadcasting and also provides connection services and traffic processing services to other communication operators. Quality Management System of OJSC «CenterTelecom» was certified as complying with the requirements of the State Standard GOST R ISO 9001-2001 (International Standard ISO 9001:2000). The Company actively develops broadband multiservice backbone networks and customer access networks on the basis of cutting-edge telecommunication technologies.

CENTER TELECOM

Company news

CenterTelecom was recognized as a winner of «Transparency Rating 2006» in «Corporate Buyer» category

Moscow, December 8, 2006. OJSC «CenterTelecom» was recognized as a leader in «corporate buyers» category of the National Rating of Purchase Transparency 2006 prepared by the National Association of Electronic Trade Participants in cooperation with Multiregional Social Movement «Against Corruption» under the auspices of Russia's State Duma Commission on Corruption Counteraction, the Federal Antimonopoly Service of Russia, Accounts Chamber of the RF and the General Prosecutor Office of the RF.

In the framework of the survey related to analysis of the transparency and effectiveness issues of procurement activities of the largest state organizations and corporate sector and influence of corruption on the national procurement market, experts conducted assessment of the procurement procedures transparency of 250 largest Russian buyers, including: 90 state buyers of the Federal level; 50 constituent entities of the Russian Federation; 50 municipal buyers; 60 companies from the key economic sectors, natural monopolies inclusive.

The rating methodology is based on the detailed analysis of the current procurement practice. The key factor, which affects the score given to the procurement activities of the rating participants, is compliance with the transparency standards and economic efficiency of procurement activities.

According to the results of the survey, the best in the category of state buyers of the Federal level were recognized Moscow, Saint-Petersburg and the Republic of Tatarstan, in the category of corporate buyers – OJSC «CenterTelecom» and OJSC «Magnitogorsk metallurgical combine». Leaders in the federal and municipal buyers categories were not determined, which, according to the experts, shows presence of serious system problems in the practice of transparent and competitive procurement principles underlying the Law 94-ФЗ «About placement of orders for goods deliveries, provision of works and services for state and municipal needs» dated 21.07.05, which has come into force this year.

Chairman of the RF State Duma Commission on Corruption Counteraction Mikhail Grishankov addressing to the participants of the Solemn Ceremony of Awarding leaders of the National Rating of Purchase Transparency 2006 noted that creation of reliable legislative barriers for corruption and elimination of law prerequisites for acts of corruption are the principal activities of the Commission. He also emphasized: «National Rating of Purchase Transparency has everything necessary for becoming a successful example of constructive social participation in increase of state structures activities transparency, their openness for control carried out by the civil society. Highly appreciating the potential of the transparency rating, we hope that implementation of the Project will become a useful supplement to the efforts of the State Duma in the field of corruption prevention and counteraction».

As to the Head of the Federal Antimonopoly Service of the RF, the rating will help to develop competitiveness between suppliers due to equal access to order, and the Prosecutor Office and Accounts Chamber of the RF may show interest to the results of the survey. "Companies with low transparency level will become the first candidates for check-ups", - said Head of the FAS Department Mikhail Evraev making comments for «Vedomosti» newspaper.

The highest transparency level «ПР++ guaranteed transparency» assigned to the OJSC «CenterTelecom» corporate system of procurement shows that procurement activities of the Company is characterized by high economic efficiency, responds to the principles of transparency and information openness of procurement operations, and is also remarkable for high receptibility to the conditions of the key markets of products purchased by it.

Speaking at the Solemn Ceremony of Awarding leaders of «National Rating of Purchase Transparency 2006», General Director of OJSC «CenterTelecom» Sergei Pridantsev noted that during the organization of material and technical resources procurement system for the Company's needs special attention was paid to the maximum usage of competitive instruments and achievement of economic

efficiency in the form of funds saving. As to his words, making purchases CenterTelecom was consistent with the principles of information and procedure openness trying to create optimum conditions for equal right rivalry between suppliers.

«As one of the largest Russian companies we are interested in implementation of projects aimed at the increase of the business transparency. Organization and conduction of electronic purchases allowed us to supplement effectively the package of measures carried out by the Company for costs optimization and transparency level improvement. Besides that, public sale significantly decreased the influence of human factor while choosing supplier and created a necessary basis for more grounded assessment of purchases price», - emphasized Sergei Pridantsev. He also reminded that in 2006 CenterTelecom conducted a number of auctions in electronic form for purchasing of consumables for the needs of the Company's branches, which turned out to be the largest in volumes not only in Russia but in the world.

For details contact:
Director of Public and Investors Relations Department
Yana Lavrentyeva
+7 (495) 793-2486
e-mail: pr@centertelecom.ru
www.centertelecom.ru

***

OJSC «CenterTelecom» is the largest fixed-line telecommunication company operating in the Central Federal District, where more than 20% of the Russian population live. The Company provides citizens with the wide range of telecommunication services, including local and intraareal telephone communication services, high speed Internet access via xDSL technology, data transmission, wireline and on-air radio broadcasting, cable TV broadcasting and also provides connection services and traffic processing services to other communication operators. Quality Management System of OJSC «CenterTelecom» was certified as complying with the requirements of the State Standard GOST R ISO 9001-2001 (International Standard ISO 9001:2000). The Company actively develops broadband multiservice backbone networks and customer access networks on the basis of cutting-edge telecommunication technologies.

«National Rating of Purchase Transparency» project was initiated by the National Association of Electronic Trade Participants jointly with the Multiregional Social Movement «Against Corruption». It is an independent non-governmental research center specializing in the field of economic and legal analysis of the Russian state and corporate procurement market.

National Association of Electronic Trade Participants (NAETP) is a non-commercial non-governmental organization consisting of commercial, non-commercial and state organizations, which activities are connected with the use of up-to-date information technologies and potential of Internet in business. NAETP regularly analyses the Russian market of electronic purchases and possesses great experience in analytic researches devoted to the issues of analysis of technological solutions in the field of electronic purchases, up-to-date business strategies for supply chains management and corporate logistics, automation of documents and financial reports turnover, IT-outsourcing and other technological and commercial aspects of procurement management.

Multiregional Social Movement «Against Corruption» is a non-commercial non-governmental organization conducting information and analytical activities connected with problems of corruption in the state institutions. One of the main tasks of the Movement is informing of the public about the character and scale of corruption in the state institutions. Jointly with other social organizations the Movement participates in a number of joint activities devoted to discussion of corruption counteraction issues.

CENTER TELECOM

Company news

Changes in Management Board of OJSC «CenterTelecom»

Moscow, November 27, 2006. On November 24, 2006 the Board of Directors of OJSC «CenterTelecom» made decision about early termination of Mikhail Batmanov and Yury Bilibin authorities as the members of the Company's Management Board.

At the same time by the Decision of the Board of Directors Dmitry Parkhomenko, Director on the Legal Issues and Government Relations of OJSC «CenterTelecom», was appointed member of the Company's Management Board with the term in office from November 25, 2006 up to August 1, 2007.

Parkhomenko Dmitry Anatolyevich was born on November 16, 1972 in Leninsk, Kzyl-Ordinskaya oblast of the Kazakh SSR. In 1994 he graduated from the A.F. Mozhaysky Military Engineering and Space Academy (Saint-Petersburg) and in 2000 – from the Saint-Petersburg State University.
In 1989 - 1998 he served in the RF Armed Forces. Then in 1999 – 2000 he worked as lawyer in Research and Consulting Center «Finances and Law» (Saint-Petersburg) and in OJSC «Telecominvest» (Saint-Petersburg). In 2002 he was appointed lawyer in the RF Ministry of Communication and Informatization and had held the same position in the RF Ministry of Information Technologies and Communication in July, 2004. In September – October of 2006 he acted as Advisor to General Director of OJSC «CenterTelecom». In November, 2006 he was appointed Director on Legal Issues and Government Relations of OJSC «CenterTelecom».

For details contact:
Director of Public and Investors Relations Department
Yana Lavrentyeva
+7 (495) 793-2486
e-mail: pr@centertelecom.ru
www.centertelecom.ru

***

OJSC «CenterTelecom» is the largest fixed-line telecommunication company operating in the Central Federal District, where more than 20% of the Russian population live. The Company provides citizens with the wide range of telecommunication services, including local and intraareal telephone communication services, high speed Internet access via xDSL technology, data transmission, wireline and on-air radio broadcasting, cable TV broadcasting and also provides connection services and traffic processing services to other communication operators. Quality Management System of OJSC «CenterTelecom» was certified as complying with the requirements of the State Standard GOST R ISO 9001-2001 (International Standard ISO 9001:2000). The Company actively develops broadband multiservice backbone networks and customer access networks on the basis of cutting-edge telecommunication technologies.

NOTICE OF EVENTS THAT MAY SIGNIFICANTLY AFFECT PRICE OF SECURITIES OF THE ISSUER

1. General information	
1.1. Full corporate name of the issuer	***Open Joint-Stock Central Telecommunication Company***
1.2. Short corporate name of the issuer	***OJSC «CenterTelecom»***
1.3. Location of the registered office	***23 Proletarskaya Street, Khimki, Moscow region, 141400, Russian Federation***
1.4. State Registration Number of the issuer	***1025006174710***
1.5. INN of the issuer	***5000000970***
1.6. Unique issuer code assigned by the registration authorities	***00194-A***
1.7. Address of the Internet page used by the issuer for posting notices of material facts	***www.centertelecom.ru***
1.8. Regularly issued publication used by the issuer for publishing notices of material facts	***No publication in periodical printing is provided for this type of information***

2. Contents of the notice

INFORMATION ABOUT THE DECISION MADE BY THE COMPANY'S BOARD OF DIRECTORS:

About change in the membership of OJSC «CenterTelecom» Management Board.

2.1. Date of the Company's Board of Directors meeting: ***November 24, 2006.***

2.2. Date and number of the minutes of the OJSC «CenterTelecom» Board of Director meeting:

November 24, 2006, Minutes № 12.

2.3. List of decisions made by the OJSC «CenterTelecom» Board of Directors:

2.3.1. ***To terminate earlier the authorities of the following members of the Company's Management Board: M.V.Batmanov, Y.A.Bilibin.***

2.3.2. ***To determine the quantitative composition of the Company's Management Board as 9 persons.***

2.3.3. ***To appoint Director on Legal Issues and Government Relations Dmitry A. Parkhomenko as a member of the Company's Management Board with the term in office starting with November 25, 2006 up to August 1, 2007 inclusive.***

2.4. Information about the member of the OJSC «CenterTelecom» Management Board:

given name and surname of the person: ***Dmitry A. Parkhomenko;***
Interest in the legal (charter) capital of the Company: ***no interest;***
Percentage of the ordinary shares of the Company: ***no interest***;
Interest in daughter/affiliated companies of the Company: ***no interest;***
Percentage of the ordinary shares of daughter/affiliated companies of the Company: ***no;***
Number of shares in each category of the Company, its daughter or affiliated companies that may be purchased by this individual through exercising options of the Company, its daughter and/or affiliated companies owned by him: ***No options issued.***

3. Signature

3.1. General Director
OJSC «CenterTelecom» ____________________ S.V. Pridantsev

Seal

3.2. Date: November 24, 2006.

Сообщение о сведениях, которые могут оказать существенное влияние на стоимость ценных бумаг акционерного общества

1. Общие сведения	
1.1. Полное фирменное наименование эмитента	***Открытое акционерное общество «Центральная телекоммуникационная компания»***
1.2. Сокращенное фирменное наименование эмитента	***ОАО «ЦентрТелеком»***
1.3. Место нахождения эмитента	***Российская Федерация, 141400, г. Химки Московской области, ул. Пролетарская, дом 23***
1.4. ОГРН эмитента	***1025006174710***
1.5. ИНН эмитента	***5000000970***
1.6. Уникальный код эмитента, присвоенный регистрирующим органом	***00194-А***
1.7. Адрес страницы в сети «Интернет», используемой эмитентом для раскрытия информации	***www.centertelecom.ru***
1.8. Название периодического печатного издания, используемого эмитентом для опубликования информации	***для данного вида сообщений публикация в периодическом печатном издании не предусмотрена***

2.Содержание сообщения

СВЕДЕНИЯ О ПРИНЯТОМ СОВЕТОМ ДИРЕКТОРОВ АКЦИОНЕРНОГО ОБЩЕСТВА РЕШЕНИИ:

Об изменении в составе Правления ОАО «ЦентрТелеком».

2.1. Дата проведения заседания совета директоров ОАО «ЦентрТелеком»: ***24 ноября 2006г.***

2.2. Дата составления и номер протокола заседания совета директоров ОАО «ЦентрТелеком»:

24 ноября 2006г., протокол № 12 .

2.3. Содержание решения, принятого советом директоров ОАО «ЦентрТелеком»:

2.3.1. ***Досрочно прекратить полномочия членов Правления Общества М.В.Батманова, Ю.А.Билибина.***

2.3.2. ***Определить количественный состав Правления Общества – 9 человек.***

2.3.3. ***Назначить членом Правления Общества Директора по правовым вопросам и взаимодействию с органами государственной власти Пархоменко Дмитрия Анатольевича со сроком полномочий с 25 ноября 2006 года по 1 августа 2007 года включительно.***

2.4. Сведения о члене Правления ОАО «ЦентрТелеком»:

фамилия, имя, отчество: ***Пархоменко Дмитрий Анатольевич;***
доля участия данного лица в уставном капитале акционерного общества: ***не имеет;***
доля принадлежащих данному лицу обыкновенных акций акционерного общества: ***не имеет***;
доля участия данного лица в уставном капитале дочерних и зависимых обществ акционерного общества: ***не имеет;***
доля принадлежащих данному лицу обыкновенных акций дочерних и/или зависимых обществ акционерного общества: ***не имеет;***
доля обыкновенных акций акционерного общества и/или его дочерних и зависимых обществ, которая может быть приобретена данным лицом в результате осуществления прав по предоставленным данному лицу опционам эмитента и/или его дочерних и зависимых обществ: ***опционы не выпускались.***

3. Подпись		
3.1. Генеральный директор ОАО «ЦентрТелеком»		С.В. Приданцев
	М.П.	
3.2. Дата «24» ноября 2006г.		

Company news

CenterTelecom fulfilled obligation on offer

Moscow, November 17, 2006. Holders of interest-bearing non-convertible series 04* bonds of OJSC «CenterTelecom» haven't used their right to present the bonds for redemption under conditions of public irrevocable offer.**

During the Bonds Presentation Period on the offer, October 19 - November 9 of the current year, Purchasing Agent (OJSC JSCB «ROSBANK») didn't receive any notification about sale of OJSC «CenterTelecom» bonds under the conditions of public irrevocable offer.

Making comments on the results of obligations fulfillment on the offer, Deputy General Director - Financial Director of OJSC «CenterTelecom» Alexander Lutsky noted, that the absence of the bonds sale bids demonstrated attraction of the issue for the participants of the stock market. «As a result of the OJSC «CenterTelecom» Management activities credit quality of the Company improved and this positively reflected in upgrade of long-term credit rating of Standard&Poor's up to «B» (Outlook: «Stable») and Fitch Ratings Outlook from «Stable» to «Positive». So, we managed to strengthen the confidence of investors to the Company as a debtor. The absence of the bonds presentation for redemption under conditions of public irrevocable offer will positively influence on the Company's liquidity», - he said.

In 2001-2006 OJSC «CenterTelecom» placed 5 bonded debts to the total amount of 11.823 billion rubles, three of which to the total amount of 3.2 billion rubles have already been redeemed. At the moment there are two largest debts of the Company in circulation: series 04 bonds with total par value of 5.6 billion rubles and series 05 - 3 billion rubles. Besides that, in Q4 2006 USD115 million international loan for 4 years with the further issue of CLN has been made.

FOR REFERENCE:
Interest-bearing documentary non-convertible series 04 bearer bonds to be centrally kept with a custodian:

- State registration number of the issue 4-19-00194-A dated June 29, 2004;
- Value of the issue is 5 622 595 thousand rubles;
- Maturity period is 5 years;
- Placement took place at the Moscow Interbank Currency Exchange (MICEX) on August 17 - 31, 2004;
- Main organizer and underwriter of the issue is OJSC JSCB «ROSBANK»;
- Coupon period is six months. The first coupon rate defined on the first day of the Bonds placement (August 17, 2004), according to the results of the MICEX tender, made 13.8% per annum. The rates of the following 9 coupons are equal to the rate of the first one;
- Maturity date is August 21, 2009.

Board of Directors of OJSC «CenterTelecom» made decision to announce public irrevocable offer on acquisition of interest-bearing documentary non-convertible series 04 bearer bonds to be centrally kept with a custodian on August 9, 2004 (Minutes №5 dated August 10, 2004).

According to the terms and conditions of the Offer:

- Date of the bonds acquisition: November 16, 2006;
- Period of bonds presentation for redemption: from October 19, 2006 to November 9, 2006;
- The price of the bonds acquisition is defined to be the total of two values: 100% of the Bonds par value (1 000 rubles).

Accrued coupon yield on the bonds, calculated on the acquisition date under the offer in correspondence with the procedure defined by the Decision on Securities Issue and Prospectus approved by the Board of Directors of OJSC «CenterTelecom» on April 28, 2004 (Minutes № 33 dated May 5, 2004), made 33.65 rubles as of November 16, 2006.

Joint-Stock Commercial Bank «ROSBANK» (Open joint-Stock Company) (OJSC JSCB «ROSBANK») acted as agent on the Bonds acquisition.

For details contact:
Director of Public and Investors Relations Department
Yana Lavrentyeva
+7 (495) 793-2486
e-mail: pr@centertelecom.ru
www.centertelecom.ru

***

OJSC «CenterTelecom» is the largest fixed-line telecommunication company operating in the Central Federal District, where more than 20% of the Russian population live. The Company provides citizens with the wide range of telecommunication services, including local and intraareal telephone communication services, high speed Internet access via xDSL technology, data transmission, wireline and on-air radio broadcasting, cable TV broadcasting and also provides connection services and traffic processing services to other communication operators. Quality Management System of OJSC «CenterTelecom» was certified as complying with the requirements of the State Standard GOST R ISO 9001-2001 (International Standard ISO 9001:2000). The Company actively develops broadband multiservice backbone networks and customer access networks on the basis of cutting-edge telecommunication technologies.

---

* Interest-bearing documentary non-convertible series 04 bearer bonds to be centrally kept with a custodian

** The offer was published in «Rossiyskaya gazeta» newspaper on August 11, 2004

NOTICE OF MATERIAL FACT
INFORMATION ON THE DATES TO MEET THE ISSUER'S OBLIGATIONS TOWARDS HOLDERS OF ITS SECURITIES

1. General information	
1.1. Full corporate name of the issuer	*Open Joint-Stock Central Telecommunication Company*
1.2. Short corporate name of the issuer	*OJSC «CenterTelecom»*
1.3. Location of the registered office	*23 Proletarskaya Street, Khimki, Moscow region, 141400, Russian Federation*
1.4. State Registration Number of the issuer	*1025006174710*
1.5. INN of the issuer	*5000000970*
1.6. Unique issuer code assigned by the registration authorities	*00194-A*
1.7. Address of the Internet page used by the issuer for posting notices of material facts	*www.centertelecom.ru*
1.8. Regularly issued publication used by the issuer for publishing notices of material facts	*Supplement to Herald of the Federal Service for Financial Markets, Rossiyskaya Gazeta*
1.9. Code of the material fact	*0900194A16112006*

2. Contents of the notice

2.1. Type, category (class), series and other identifications of the securities: ***documentary interest-bearing non-convertible series 04 bearer bonds of OJSC «CenterTelecom» to be centrally kept with a custodian (hereafter – Bonds).***

2.2. State registration number of the securities issue, date of the state registration: ***4-19-00194-A dated June 29, 2004.***

2.3. The essence of the issuer's obligations, and for financial or other obligation, which can be evaluated in monetary form, the amount of such obligation in monetary form: ***Acquisition of Bonds under the Public irrevocable offer conditions, approved by the CenterTelecom Board of Directors on August 9, 2004 (Minutes №5 dated August 10, 2004) and published in «Rossiyskaya gazeta» newspaper on August 11, 2004. Acquisition price: 100% of the Bonds par value plus accrued coupon yield on the Bonds calculated on the Acquisition Date under the Offer conditions in compliance with the procedure determined by the Bonds Issue Decision and Bonds Prospectus, approved by the Company's Board of Directors on April 28, 2004 (Minutes №33 dated May 5, 2004).***

2.4. Date on which the issuer's obligations should be met, and if the should be met by the issuer within the specified period (period of time), – end date of this period: *November 16, 2006.*

2.5. Obligation fulfillment confirmation or nonfulfillment (default) of the issuer: ***On the date of the obligations fulfillment under the Offer the issuer didn't buy the Bonds due to the fact that within the period of the Bonds presentation under the Offer, the Purchasing Agent (OJSC JSCB «ROSBANK») hadn't received from the Bonds holders any written notification with intention to sell the Bonds under the terms and conditions of the Offer.***

3. Signature

3.1. Acting General Director
of OJSC «CenterTelecom» ______________________ A.I. Kirillov
According to the Order of the OJSC «CenterTelecom»
General Director №273/к dated 07.11.2006 Seal

3.2. Date: November 16, 2006.

Сообщение о существенном факте
"Сведения о сроках исполнения обязательств эмитента перед владельцами ценных бумаг"

1. Общие сведения	
1.1. Полное фирменное наименование эмитента (для некоммерческой организации – наименование)	***Открытое акционерное общество «Центральная телекоммуникационная компания»***
1.2. Сокращенное фирменное наименование эмитента	***ОАО «ЦентрТелеком»***
1.3. Место нахождения эмитента	***Российская Федерация, 141400, г. Химки Московской области, ул. Пролетарская, дом 23***
1.4. ОГРН эмитента	***1025006174710***
1.5. ИНН эмитента	***5000000970***
1.6. Уникальный код эмитента, присвоенный регистрирующим органом	***00194-А***
1.7. Адрес страницы в сети Интернет, используемой эмитентом для раскрытия информации	***www.centertelecom.ru***
1.8. Название периодического печатного издания (изданий), используемого эмитентом для опубликования информации	***«Российская газета», «Приложение к Вестнику ФСФР России»***
1.9. Код (коды) существенного факта (фактов)	***0900194A16112006***

2. Содержание сообщения
2.1. Вид, категория (тип), серия и иные идентификационные признаки ценных бумаг: ***процентные документарные неконвертируемые облигации ОАО «ЦентрТелеком» на предъявителя серии 04 с обязательным централизованным хранением (далее – Облигации).***
2.2. Государственный регистрационный номер выпуска (дополнительного выпуска) ценных бумаг и дата государственной регистрации: ***4-19-00194-А от 29 июня 2004 года.***
2.3. Содержание обязательства эмитента, а для денежного обязательства или иного обязательства, которое может быть выражено в денежном выражении, - также размер такого обязательства в денежном выражении: ***Приобретение Облигаций на условиях Публичной безотзывной оферты ОАО «ЦентрТелеком» (далее – Оферта), утвержденной Советом директоров ОАО «ЦентрТелеком» 09 августа 2004 года (протокол №5 от 10 августа 2004 года) и опубликованной в газете «Российская газета» 11 августа 2004 года. Цена приобретения: 100% от номинальной стоимости Облигаций плюс накопленный купонный доход по Облигациям, рассчитываемый на Дату приобретения по Оферте в соответствии с порядком, определенным Решением о выпуске ценных бумаг и Проспектом ценных бумаг, утвержденными Советом директоров ОАО «ЦентрТелеком» 28 апреля 2004 года (протокол №33 от 05 мая 2004 года).***
2.4. Дата, в которую обязательство эмитента должно быть исполнено, а в случае, если обязательство должно быть исполнено эмитентом в течение определенного срока (периода времени), – дата окончания этого срока: ***16 ноября 2006 года.***
2.5. Факт исполнения обязательства или неисполнения обязательства (дефолт) эмитента: ***В дату исполнения обязательств по Оферте Облигации эмитентом не приобретались в связи с тем, что в период предъявления Облигаций по Оферте Агент по приобретению (ОАО АКБ «РОСБАНК») не получил от владельцев Облигаций ни одного письменного уведомления о намерении продать Облигации на условиях, изложенных в Оферте.***

3. Подпись	
3.1. И.о. Генерального директора ОАО «ЦентрТелеком» В соответствии с Приказом Генерального директора ОАО «ЦентрТелеком» от 07.11.2006 №273/к	А.И. Кириллов
3.2. Дата «16» ноября 2006г.	М.П.